PIMCO Funds

Supplement Dated May 13, 2016 to the Credit Bond Funds Prospectus and Real Return Strategy Funds Prospectus,Asset Allocation Funds Prospectus, Bond Funds Prospectus,Equity Related Strategy Funds Prospectus,
International Bond Funds Prospectus,
Quantitative Strategies Prospectus and Tax Efficient Strategy Funds Prospectus, each dated July 31, 2015, each as supplemented from time to time (each, a Prospectus)

IMPORTANT NOTICE REGARDING CHANGES IN DIVIDEND ACCRUAL TIMING

Shares Purchased by Wire:
With respect to the Funds whose policy it is to declare dividends daily, dividends will begin to accrue the business day following the day the order is effected or such later date as agreed with the Trust.